UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report of Ennis, Inc. 401(k) Plan
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Calendar Year Ended December 31, 2009
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                      to
Commission files number 1-5807
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ennis, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

ENNIS, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2009, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009, in conformity with the modified cash basis of accounting described in Note 2.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 financial statements taken as a whole.
/s/ BKM Sowan Horan, LLP
June 28, 2010

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in Note 2, the financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2008, in conformity with the modified cash basis of accounting described in Note 2.
/s/ Travis Wolff, LLP (formerly known as Travis, Wolff & Company, L.L.P.)
June 22, 2009

ENNIS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Investments held by Trustee	$44,395,996	$37,399,620
Participant loans	2,265,026	2,295,238

Net assets available for benefits, at fair value	$46,661,022	$39,694,858

Adjustment from fair value to contract value for fully benefit responsive investment contracts	102,824	(358,553)

Net assets available for benefits, at contract value	$46,763,846	$39,336,305

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2009

2009
Additions to net assets attributed to:
Employee contributions	$2,496,242
Employer matching contributions	318,539
Employer discretionary contributions	345,000
Employee rollover contributions	126,498

Total contributions	3,286,279

Gain on investments:
Interest and dividends	954,783
Net appreciation in fair value of investments	6,877,507

Total gain on investments	7,832,290

Total additions to net assets	11,118,569

Deductions:
Administrative expenses	(21,875)
Benefits paid and withdrawals	(3,669,153)

Total deductions	(3,691,028)

Net increase	7,427,541
Net assets available for benefits at beginning of year	39,336,305

Net assets available for benefits at end of year	$46,763,846

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
1.	Description of the Plan

The following description of the Ennis, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan was formed February 1, 1994, and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

(b)	Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

(c)	Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for up to 50% employer matching contributions, not to exceed $1,500 or 3% of the employee’s salary, or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions depends on the participant’s employment location.

As of January 1, 2006, the Plan was amended in order to automatically enroll all new participants into the Plan at a 2% deferral rate.

During 2009, the Company declared a profit sharing contribution of $306,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s interest in his or her account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Qualified employer-matching and profit sharing contributions vest over a period ranging from zero to five years.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1.	Description of the Plan — Continued
(f)	Loans

Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and there is a $100 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.
2.	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

(b)	New Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related, it will not have a material impact on the Plan’s financial statements.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
2.	Summary of Significant Accounting Policies — Continued
(c)	Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.

(d)	Investments Valuation and Income Recognition

There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2009 and 2008. The valuation methods described below may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts (including a company stock fund). The Plan’s investments are stated at fair value (see Note 5). The GIC investment is fully benefit-responsive and is also stated at contract value, which is equal to principal plus accrued interest. An investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit-responsive (see Note 4). The Company Stock Fund is an employer stock fund. The fund consists of Ennis Inc. common stock and a short term cash component, which provides liquidity for daily trading. The Ennis, Inc. common stock is valued at the quoted price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The estimated fair values of the other pooled-separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Pooled separate accounts are established by the Trustee solely for the purpose of investing the assets for one or more Plans. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

(e)	Benefits paid to Participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were unallocated forfeitures of $148,083 and $129,956 at December 31, 2009 and 2008, respectively.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
3.	Investments

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available options.

The Plan’s investments, at fair value, at December 31, 2009 and 2008 were comprised of the following:

	2009		2008
ING Fixed Account	$10,481,188	*	$10,777,371
Fidelity VIP Contrafund Port-I	5,051,025	*	3,885,129
ING PIMCO Total Return Port. (Init)	4,477,430	*	3,793,050
ING VP Index Plus Mid-Cap Port (I)	3,706,450	*	2,985,365
The Growth Fund of America (R3)	3,267,314	*	2,435,439
Templeton Growth Fund	2,840,160	*	2,174,606
VVIF-Diversified Value Portfolio	2,733,301	*	2,220,472
Participant loans	2,265,026		2,295,238
The Income Fund of America (R3)	1,972,312		1,714,701
ING Solution 2035 Port-Adv	1,911,506		1,469,121
Lord Abbett Sm-Cap Value Fund (A)	1,533,035		1,182,039
ING Solution 2025 Port-Adv	1,349,487		1,014,262
Ennis, Inc. Common Stock Fund	1,293,712		1,281,037
UBS US Small Cap Growth Fund (A)	975,434		745,079
T. Rowe Price Mid-Cap Val Fd (R)	890,932		543,399
ING Solution 2015 Port-Adv	534,554		483,881
American Balanced Fund (R3)	512,411		450,077
ING Index Sol 2015-CI	444,679		—
ING Solution 2045 Port-Adv	248,544		218,908
ING Index Sol 2035-CI	51,680		—
ING Index Sol 2025-CI	47,477		—
ING Solution Income Port — Adv	38,603		25,684
American Funds Cap Wld G&I (R3)	21,971		—
ING Baron Small Cap Gr Portfolio	9,877		—
ING Index Sol 2045-CI	2,914		—

Total investments	$46,661,022		$39,694,858

*	Represents 5% or more of the net assets available for benefits.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
4.	Investments in Insurance Contracts

The Plan maintains one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit-responsive as described in FASB accounting guidance regarding Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As of December 31, 2009 and 2008, the contract value of the investment in the ING Fixed Account is $10,584,012 and $10,418,818, respectively.

The average yields for the contract for the years ended December 31, 2009 and 2008, were 3.5% and 3.6%, respectively. The crediting interest rates for the contract as of December 31, 2009 and 2008 were 3.5% and 3.15% respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2009 and 2008 were 3.15% and 3.8%, respectively.

ING Life Insurance and Annuity Company’s (ILIAC) determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The ING Fixed Account does not permit ILIAC to terminate the agreement prior to the scheduled maturity date.

5.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands required disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs which prioritize the inputs used in measuring fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quotes prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
5.	Fair Value Measurements – Continued

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

The following tables present the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2009 and 2008. At December 31, 2009 and 2008, Level 3 assets comprised approximately 4.9% and 5.8% of the Plan’s total investment portfolio fair value, respectively.

		Fair Value Measurements at 12/31/09 Using
		Quoted
		Prices
		in Active	Significant
	Assets	Markets for	Other	Significant
	Measured at	Identical	Observable	Unobservable
	Fair Value at	Assets	Inputs	Inputs
Description	12/31/09	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts	$33,914,808	$—	$33,914,808	$—
Guaranteed investment contract	10,481,188	—	10,481,188	—
Participant loans receivable	2,265,026	—	—	2,265,026

	$46,661,022	$—	$44,395,996	$2,265,026

		Fair Value Measurements at 12/31/08 Using
		Quoted
		Prices
		in Active	Significant
	Assets	Markets for	Other	Significant
	Measured at	Identical	Observable	Unobservable
	Fair Value at	Assets	Inputs	Inputs
Description	12/31/08	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts	$26,622,249	$—	$26,622,249	$—
Guaranteed investment contract	10,777,371	—	10,777,371	—
Participant loans receivable	2,295,238	—	—	2,295,238

	$39,694,858	$—	$37,399,620	$2,295,238

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
5.	Fair Value Measurements – Continued

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2009 to December 31, 2009:

Level 3
Assets
Beginning balance as of January 1, 2009	$2,295,238
Principal repayments	(888,596)
Loan withdrawals	1,135,758
Loans deemed distributed	(277,374)
Ending balance as of December 31, 2009	$2,265,026
6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status of Plan

The Plan has obtained its latest determination letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Amendments have subsequently been made to the Plan; however, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Risks and Uncertainties

The Plan provides for investments in pooled separate accounts (including a Company common stock fund) and a guaranteed investment contract, each with different investment strategies. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

9.	Parties in Interest

Certain plan investments are investments managed by ILIAC. ILIAC is the trustee, custodian and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund and allows participants to receive loans, therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE
ENNIS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
EIN: 75-0256410
Plan#: 011
December 31, 2009

		(c) Description of investments
	(b) Identity of issuer, borrower,	including maturity date, rate of interest	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Current value
*	Ennis, Inc	Ennis, Inc Common Stock Fund	$1,293,712
	American Funds	American Funds Cap Wld G&I (R3)	21,971
	American Funds	The Growth Fund of America (R3)	3,267,314
	American Funds	American Balanced Fund (R3)	512,411
	American Funds	The Income Fund of America (R3)	1,972,312
	Fidelity Funds	Fidelity VIP Contrafund Port	5,051,025
	Franklin Templeton Funds	Templeton Growth Fund	2,840,160
*	ING Life Insurance and Annuity Company	ING Baron Small Cap Gr Portfolio	9,877
*	ING Life Insurance and Annuity Company	ING VP Index Plus Mid-Cap Port (I)	3,706,450
*	ING Life Insurance and Annuity Company	ING Solution 2015 Port-Adv	534,554
*	ING Life Insurance and Annuity Company	ING Solution 2025 Port-Adv	1,349,487
*	ING Life Insurance and Annuity Company	ING Solution 2035 Port-Adv	1,911,506
*	ING Life Insurance and Annuity Company	ING Solution 2045 Port-Adv	248,544
*	ING Life Insurance and Annuity Company	ING Solution Income Port-Adv	38,603
*	ING Life Insurance and Annuity Company	ING Index Sol 2015 - CI	444,679
*	ING Life Insurance and Annuity Company	ING Index Sol 2025 - CI	47,477
*	ING Life Insurance and Annuity Company	ING Index Sol 2035 - CI	51,680
*	ING Life Insurance and Annuity Company	ING Index Sol 2045 - CI	2,914
*	ING Life Insurance and Annuity Company	ING PIMCO Total Return Port. (Init)	4,477,430
*	ING Life Insurance and Annuity Company	ING Fixed Account	10,481,188
	Lord Abbett Funds	Lord Abbett Sm-Cap Value Fund	1,533,035
	T. Rowe Price Funds	T. Rowe Price Mid-Cap Val Fd	890,932
	UBS Funds	UBS US Small Cap Growth Fund	975,434
	Vanguard Funds	VVIF-Diversified Value Portfolio	2,733,301
*	Participant loans	Loans with interest rates ranging from 4.25% to 10.25%	2,265,026

		Total investments	$46,661,022

*	Indicates party-in-interest to the Plan.
Column (d) cost is not required since all investments are directed by participants.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN
Date: June 28, 2010	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Vice President - Finance and CFO,
Secretary, Principal Financial and Accounting Officer Ennis, Inc.